Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 28 January 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the common share buyback program announced on 28 December 2018 (the “Initial Program”), the Company has purchased additional common shares - reported in aggregate form, on daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees	Consideration excluding fees (€)
21/01/2019	MTA	8,483	99.8933	847,394.86
22/01/2019	MTA	17,637	99.3318	1,751,914.96
23/01/2019	MTA	15,137	97.8654	1,481,388.56
24/01/2019	MTA	36,074	97.4791	3,516,461.05
25/01/2019	MTA	1,500	98.2549	147,382.35
Total	—	78,831	—	7,744,541.78

Since the announcement of the buyback program dated 28 December 2018 till 25 January 2019, the total invested consideration has been Euro 20,812,030.25 for No. 218,198 common shares purchased resulting in No. 6,221,041 common shares held in treasury as of 25 January 2019. As of the same date, the Company held 2.49% of the total issued share capital including the common shares and the special voting shares.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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